                          Filed by DTE Energy Company
                     Subject Company - MCN Energy Group Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                          Commission File No 001-10070



                                                               [DTE ENERGY LOGO]
                                                    [MCN ENERGY GROUP INC. LOGO]
MERGERUPDATE
A Joint Publication for DTE Energy and MCN Energy Group Employees

Issue 52                                                         March 12, 2001


                                 A CONVERSATION
                                        WITH TONY FARLEY AND

                                                         AL GLANCY




                                                                  [GLANCY PHOTO]

[FARLEY PHOTO]

Last week, we announced a revised merger agreement that will help ensure the long-term economic viability of the new DTE Energy - the company that will employ both DTE and MCN people following the close of the proposed merger. The announcement has raised questions. This special issue of MergerUpdate elaborates on last week's announcement.

[GRAPHIC]

WHY DID DTE ASK MCN TO REVISE THE TERMS OF THE TRANSACTION NOW, RATHER THAN WAITING UNTIL THE APRIL 15 WALK-AWAY DATE?

Earley: We believed that intervention at the Securities and Exchange Commission
(SEC) was a significant possibility, and that getting the required regulatory approvals by April 15 was at risk. DTE wanted to keep the deal from unraveling and protect the best interests of all shareholders. The revised terms avoided the potential for more difficult negotiations at a later date and built in additional time for regulatory approvals. In addition, the new agreement provides increased assurance of closing because most - but not all - conditions to the merger have been eliminated.


WHY DID YOU ULTIMATELY DECIDE TO RENEGOTIATE?

Glancy: The final approval needed to complete the proposed merger was an order from the SEC under the Public Utility Holding Company Act (PUHCA) of 1935. On Feb. 16, 2001, DTE filed its most recent amendment to its application for that approval. The SEC allowed until March 20 for interested parties to intervene. Potential interventions were the unknown, uncontrollable risk factor that prompted us to agree to renegotiate. If there had been an intervention, it could have taken weeks, if not months, to resolve. This could very well have prevented a close by April 15. As I said our press release, DTE made it clear that it would not close on the original terms if we did not meet the April 15 deadline. We made the judgment it was better to renegotiate now, when there was uncertainty on our part as well as DTE's, rather than risk a scenario where we would be negotiating at a time when it was clear that we could not close by April 15.

SOME REPORTS SUGGEST YOU CHOSE TO RENEGOTIATE BECAUSE OF THE TIMING OF THE FEDERAL TRADE COMMISSION (FTC) ORDER. IS THAT TRUE?

Glancy: No. Both companies expected the FTC to issue an order well before April
15. As I said, it was actually the timing of receiving SEC approval that presented more risks for MCN.

AT WHAT POINT IN THE FTC PROCESS DID MCN SENSE THAT THIS MIGHT NOT BE A SIMPLE, FAST, "RUN OF THE MILL" GAS AND ELECTRIC MERGER?

Glancy: Initially, we were optimistic that this deal would close quickly because other utility mergers with at least some overlapping territories had moved pretty quickly. The FTC made two data requests comprising 1,300 boxes of information and understandably it took a long time to sift through it all.

                                                                       [GRAPHIC]

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2 MERGERUPDATE
A CONVERSATION

                           continued from front page

WHEN DID YOU FIRST CONSIDER RENEGOTIATING THE AGREEMENT?

Glancy: In early February, the market became concerned that DTE would want to renegotiate the deal if it didn't close by April 15, and in fact Tony called me to discuss renegotiating the deal. I told him it was premature to do so, as I believed we still had a good chance of closing by April 15.

HOW DID DTE AND MCN DETERMINE THE NEW PRICE?

Earley: DTE and MCN negotiated intensely to arrive at a mutually satisfactory price. When the merger agreement was originally signed, the deal was accretive (positive earnings impact) in the first full year. The new terms return us to the original financial position.

DID YOU CONSIDER OTHER ALTERNATIVES?

Glancy: Yes. We could have tried to close the deal by April 15. But failure to close the deal before April 15 would have meant one of three things - and each alternative had significant downside for our shareholders. First, we could have renegotiated with DTE after the deadline. Renegotiating the agreement after the April 15 date raised the possibility that not only would no deal have been reached, but if a deal was to be agreed to, it would be at a price lower than the one we announced last week. Second, we could have litigated to try to enforce the merger agreement and require DTE to close on the original terms. That would have been a potentially lengthy process with no certainty of outcome. Litigation is always a risky and unpredictable process. Our third choice was to abandon the merger with DTE and either continue as an independent company or seek another merger partner. Our advisors told us our stock price would likely fall significantly below the price DTE offered. However, it was not clear whether any other company would be interested in buying MCN, and if so, at what price. With the advice of attorneys and investment bankers, our board concluded that the benefit of locking the transaction with DTE, albeit at a reduced price, was a more prudent course than pursuing any of the other alternatives.

DID MCN CONSIDER LOOKING FOR ANOTHER PARTNER?

Glancy: Under the terms of our contract, MCN was prohibited from pursuing another partner as long as the merger agreement remained in effect.

HOW DO YOU THINK EMPLOYEES FEEL ABOUT ALL OF THIS?

Earley: As employees, both DTE and MCN people ought to feel relieved that we have eliminated uncertainty and that the deal will get done soon. As shareholders, DTE and MCN employees probably have different views. DTE employees may be pleased that the price was adjusted to current market conditions. MCN employees may be disappointed that the price was reduced. I can only hope that employees will understand the business rationale for the new agreement. As existing and future shareholders, we all have a vested interest in the financial health and prosperity of the new DTE Energy. Over the course of the past 16 months, DTE has moved forward with its growth strategy, affording MCN shareholders the opportunity to participate in the upside potential of a company that has enhanced long-term growth prospects. The new agreement will help position the company as a strong and successful regional energy player, and that's good news for both DTE and MCN employees.

Glancy: This has caused a lot of anxiety for MCN employees. For 16 months, our employees have been working doubly hard on two fronts - here at home and on merger teams. I wish things had gone more smoothly and quickly. But I truly believe, given the whole situation, this was the best decision for our shareholders and for our employees. It's important to me that employees understand the situation and form their opinions based on the facts.

WAS ANY THOUGHT GIVEN TO THE FINANCIAL IMPACT ON MCN EMPLOYEES, MOST OF WHO ARE SHAREHOLDERS?

Earley: Yes, but DTE also considered what is in the best interest of all DTE Energy employees and shareholders in the long run. Some MCN employees may be disappointed. Both DTE and MCN employees will benefit by working for and investing in a strong company that is well-positioned for future growth and not saddled with huge amounts of debt. In fact, the stock market sent us the message that both companies' shareholders liked the result, since both stocks saw substantial increases since the announcement.

Glancy: My principle obligation is to our shareholders. MCN employees own roughly 8 percent of MCN. Since our original merger announcement, protecting the interest of all of our shareholders has been my number one priority.

WHY DIDN'T EMPLOYEES HEAR MORE OF THESE DETAILS SOONER?

Glancy: Both MCN and DTE have always had a policy of avoiding selective disclosure. If we tell one shareholder something - and most of our employees are shareholders - we need to tell all of our shareholders the same thing at the same time, and make this information public to the investment community. Last fall, the SEC imposed a series of new `fair disclosure' rules that make very clear the standards for information sharing by publicly traded companies. That's why every publicly held company in the country is issuing press releases and holding conference calls available on the internet. When you have something to say, you have to tell everyone in the whole world at the same time.

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                                                                  MERGERUPDATE 3

PLEASE EXPLAIN IN SIMPLE TERMS THE FTC'S ISSUES WITH OUR PROPOSED MERGER.

Glancy: The FTC's concerns centered on a narrow area of our business called "electric displacement." Simply put, this is the area of our business that uses current and future technologies to generate electricity through the use of natural gas. From time-to-time, MichCon and Detroit Edison have promoted technological alternatives to conventional electrical service. Examples of electric displacement technologies include co-generation (using gas to run equipment that generate electricity) and certain "distributed generation" technologies such as fuel cells and micro turbines. Today, these are very small markets and account for less than one percent of our business. The FTC was concerned that once we merged, we no longer would have an incentive to promote the development of these technologies in our overlap areas - Wayne and Washtenaw counties.

HOW DID THE TWO COMPANIES ARRIVE AT THE SOLUTION TO SELL CAPACITY?

Glancy: Initially, the FTC suggested that either MichCon or Detroit Edison sell its distribution operations in Wayne and Washtenaw counties to a third party. Asset sales are the normal response to competitive issues, but we believed that the FTC's proposal undercut the very purpose of the proposed merger in order to preserve competition in a tiny sub-market. This was totally unacceptable to DTE and MCN. Ruling out an asset sale meant we needed a creative solution. The concept of a sale of pipeline capacity was developed. This was a non-traditional approach to solving the antitrust problems for the FTC. Once the FTC was relatively comfortable with the concept, MCN had to take the idea to the marketplace and see if anybody was interested in buying capacity. A bid process was followed by lengthy negotiations. In short, the FTC keyed in on a narrow area of our business. We devised a unique solution. It involved a third party. Non-routine solutions are always slower to work out.

WHY DOES THE CAPACITY SALE MAKE MCN LESS VALUABLE?

Earley: That capacity represents a chunk of MCN's business. Since MCN had to sell it to a competitor to satisfy the FTC's concerns, DTE will be getting a smaller gas business than we were getting back in October 1999.

WILL MCN'S FUTURE FINANCIAL RESULTS PROVIDE DTE THE ABILITY TO WALK AWAY FROM THE DEAL?

Earley: Completing the merger under the revised merger agreement is not contingent upon MCN's future earnings performance.

THIS ANNOUNCEMENT MAY CAUSE SOME ERO-ELIGIBLE MCN EMPLOYEES TO RECONSIDER THEIR DECISIONS TO RETIRE. HOW WILL THE NEW DTE ENERGY MEET ITS SYNERGY TARGETS IF ERO-ELIGIBLE MCN EMPLOYEES DON'T RETIRE?

Earley: Nearly 1,400 non-represented employees between DTE and MCN are eligible to receive Early Retirement Option offers. At DTE, employees in designated positions in Energy Delivery and Services and Transmission operating units received Voluntary Resignation Offers (VROs). Nearly 175 employees are eligible to participate in the VRO program. With the large number of ERO- and VRO-eligible employees, we anticipate being able to meet our synergy targets.

HOW DOES THE DECISION IMPACT ERO, POSITION MAPPING AND SELECTION AND STAFFING TIMELINES?

Earley: ERO packages still will be distributed at the point in the regulatory process at which we're comfortable estimating when regulatory approvals will occur.

IS THE ERO DISTRIBUTION DEPENDENT ON GETTING APPROVAL BY MCN SHAREHOLDERS? COULD THIS PROCESS BEGIN BEFORE THE SHAREHOLDER VOTE?

Earley: The timing of the distribution of ERO packages is not dependent on the shareholder vote. Packages could be distributed beforehand, with the understanding that offers are contingent upon the merger closing.

IS IT POSSIBLE TO GET FTC APPROVAL BEFORE SHAREHOLDER APPROVAL? THE PRESS RELEASE PREDICTED FTC APPROVAL IN THE NEXT COUPLE OF WEEKS, BUT AL GLANCY SAID THE SHAREHOLDER VOTE WOULD BE 90 TO 150 DAYS OUT. WHY SO LONG?

Earley: We think there's a good chance that the FTC will approve the proposed merger before the MCN shareholder vote. But consummation of the deal is contingent upon MCN shareholder approval and final SEC approval under PUHCA.

Glancy: The 90 to 150 days I alluded to allow time for the FTC to approve the settlement agreement and the companies to file an amended registration statement with the SEC. Once that filing becomes effective, MCN will send a new proxy statement/prospectus to its shareholders that sets the date for the special shareholder meeting.

DO THE REVISED MERGER TERMS NECESSITATE ANY ADDITIONAL REGULATORY REVIEWS OR PROLONG THE EXISTING REGULATORY TIMETABLE?

Earley: We will need to update our filings with the SEC, but no additional reviews are required. The extra time permits us to address any possible SEC issues without the time pressures of the April 15 deadline.

WHAT OTHER THINGS COULD DERAIL THE MERGER?

Glancy: We still need the FTC order, a positive shareholder vote, and SEC approval and we cannot breach the requirements of the revised merger

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4 MERGERUPDATE
A CONVERSATION
continued from page 3

agreement. We must do all this before Dec. 31, 2001. I am confident we will meet all these objectives in a timely manner.

ARE BOTH COMPANIES COMMITTED TO THE TRANSACTION?

Earley: Yes, we are committed to completing the merger, because it makes such strategic sense. The combined company will be strategically well-positioned to compete effectively and take advantage of significant growth opportunities in the developing merchant energy market.

Glancy: Yes, without any reservation.

CAN YOU COMMENT ON THE OUTLOOK FOR THE SYNERGIES CREATED BY THE TRANSACTION IN LIGHT OF THE FACT THAT DTE AND MCN HAVE NOW HAD 16 MONTHS TO WORK TOGETHER AND REVIEW THEM?

Earley: I feel very good about being able to achieve our projected synergies. The merger teams did an excellent job in developing the integration plan and now we just need time to execute it.

WHAT ARE THE NEXT STEPS?

Earley: The FTC must approve the settlement agreement. DTE and MCN must file the amended registration statement which includes the proxy statement/prospectus to be sent to MCN shareholders. Once the registration statement becomes effective, the proxy statement/prospectus will be mailed to MCN shareholders. On a parallel track, we will be seeking SEC approval under the PUHCA. We expect to obtain all regulatory and shareholder approvals this summer and close immediately after. In the meantime, employees on merger integration teams should continue their work.

E-MERGING NEWS
DTE BOARD OF DIRECTORS APPOINTS OFFICERS

The DTE board of directors has approved several changes that help move the company closer to implementing a holding company structure.

This approval "pulled ahead" several changes announced in MergerUpdate last December, and were originally scheduled to become effective upon merger closing.

"While the merger approval process has taken longer than anticipated, the revised merger agreement allows us to, with virtual certainty, look forward to completing the proposed merger. Making these changes now will help us gain efficiencies within the corporate staff groups, and enable quicker turnaround on transaction-related administrative details," said Tony Earley, DTE's chairman and chief executive officer.

Ron May was named senior vice president for Detroit Edison. Daniel Brudzynski was named vice president and controller, and Nick Khouri was named vice president and treasurer for both DTE Energy and Detroit Edison. Thomas Hughes was named vice president and general counsel for Detroit Edison.

In addition, the following former Detroit Edison officers were named as DTE Energy officers:

-    S. Martin Taylor, senior vice president, Human Resources and Corporate
     Affairs

-    David Meador, senior vice president, Finance

-    Lynne Ellyn, senior vice president and chief information officer

-    Sandra Miller, vice president, Human Resources-Operations

-    Michael Porter, vice president, Corporate Communications

-    Larry Steward, vice president, Human Resources - Strategy

-    Ted Vogel, vice president, Taxes

Earley has announced the establishment of the post-merger organization headed by Taylor. Effective Feb. 20, Miller, Porter and Steward report to Taylor. Also effective that day, Susan Beale's title on the Executive Committee was changed to chief of staff to better reflect her contributions to the committee.


Readers of MergerUpdate are advised that DTE will be filing a post-effective amendment to its registration statement filed on Form S-4, which was filed with the SEC on November 12, 1999 and contains a proxy statement/prospectus for DTE and MCN, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the post-effective amendment containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the post-effective amendment containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from DTE Investor Relations at 2000 2nd Avenue, Detroit, Michigan 48226-1279 or from MCN Investor Relations at 500 Griswold Street Detroit, Michigan 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above. This story will be filed with the SEC on March 12, 2001.

This article contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the company's current estimates. Actual results may differ materially.

You can ask questions via the telephone hotlines by calling the DTE Energy News and Information Line (235.NEWS or 1.800.845.0352), or by sending your questions to Sandy Ennis, 616 S.B., email: enniss@dteenergy.com, or Mary Zatina, G.B. 11 at MCN. You can also ask questions by going to Quest and using the Merger Information button (the DTE Intranet at http://quest.deco.com/merger).